United States securities and exchange commission logo





                             May 22, 2023

       Kevin Cox
       Chief Executive Officer
       Energys Group Ltd
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 25,
2023
                                                            CIK 0001971828

       Dear Kevin Cox:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted on April 25, 2023

       Explanatory Note, page i

   1. Please revise the primary prospectus to disclose the resale offering in the summary, and in the description of the
lock-up agreements.
       Prospectus Summary, page 1

   2. Please include the organizational chart on page 51 in your prospectus summary. Please also clearly describe
the reorganization and consider providing a diagram reflecting the organizational chart
before the reorganization.
 Kevin Cox
FirstName  LastNameKevin Cox
Energys Group  Ltd
Comapany
May        NameEnergys Group Ltd
     22, 2023
May 22,
Page 2 2023 Page 2
FirstName LastName
3. Please revise your risks and challenges section to expand upon the risks related to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws.
4. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 10

5. We note your risk factor disclosure on page 20 that "the Company lacks adequately trained accounting personnel with appropriate United States generally accepted accounting principles (US GAAP) expertise." Please expand your disclosure to detail the risk that this presents to investors and provide details regarding the third-party consultant that the company has hired. Please also specifically state the level of US GAAP expertise of those who were responsible for the preparation of your financial statements.
6. Please include a separate risk factor addressing the risks to investors of having your LED products, product components, and associated products manufactured in China.
7. It appears that four of your operating subsidiaries are engaged in real estate investments, each owning office units it rents in Hong Kong. Please add risk factor disclosure regarding the risks to investors resulting from your real estate holdings.
8. We note the statement on the cover page that following this offering you will be a controlled company as defined under NYSE American Company Guide
Section 801(a)
         and the disclosure in the summary on page 7 regarding the implications of being a controlled company. Please provide clear disclosure of the risks related to being a controlled company.
9. Please expand upon the risks associated with doing business in Hong Kong and China, including regulatory, liquidity and enforcement risks.
Enforceability of Civil Liabilities, page 29

10. Please revise this section to also discuss more the limitations on investors being able to effect service of process and enforce civil liabilities in China. Please revise the discussions in this section to discuss the costs and time constraints associated with
 Kevin Cox
FirstName  LastNameKevin Cox
Energys Group  Ltd
Comapany
May        NameEnergys Group Ltd
     22, 2023
May 22,
Page 3 2023 Page 3
FirstName LastName
         enforcement of civil liabilities. Also, please add risk factor disclosure. Lastly, please identify each officer and director located in Hong Kong or China.
Use of Proceeds, page 31

11. We note you intend to use a portion of your proceeds to repay certain promissory notes and bank loans. Please disclose the interest rate and maturity of this indebtedness. To the extent the indebtedness incurred within the past year, please disclose the uses to which the proceeds of such indebtedness were put. See Item 3(c)(4) of Form 20-F as required by
         Item 4 of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

12. Please discuss your auditor's doubt as to your ability to continue in existence as a going concern, and add risk factor disclosure.
13. Please expand the discussion regarding the impact of inflation on page 48, and the risk factor on page 14, if your operations have been materially impacted by recent inflationary pressures. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.
14. We note several references in the risk factors to supply chain issues and the use of proceeds allocates funds to "counter the global supply chain pressures." Please discuss whether supply chain disruptions materially affect your outlook or business goals.
         Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. To the extent material, please add a separate risk factor.
15. Please expand your discussion of interest rates on page 49 to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
16. We note the disclosure that the significant decrease in revenues was primarily a result of the negative impact of the COVID-19 pandemic. Please provide more specificity as to the factors related to COVID-19 that resulted in decreased revenues, such as cancellation of customer contracts, postponement of contract work, global supply chain issues, lack of new customer contracts, etc.
17. We note the disclosure regarding your indebtedness as discussed beginning on page 42.
         We also note the disclosure in the risk factors section regarding financial and operational covenants in your secured financing arrangements. Please clearly discuss any material covenants to these agreements. Please also file these financing agreements as exhibits, or provide your analysis as to why they are not material.
 Kevin Cox
FirstName  LastNameKevin Cox
Energys Group  Ltd
Comapany
May        NameEnergys Group Ltd
     22, 2023
May 22,
Page 4 2023 Page 4
FirstName LastName
18. We note the statement that "historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations and loans from banking facilities." Please provide additional disclosure regarding this statement, given the cash flows table on page 40 reflect net cash flow used from operations for the past three years, not generated from operations.
19. We note the statement on page 42 that "We had no material defaults in our bank borrowings, nor did we breach any material financial covenants in our facility letters during the fiscal years ended June 30, 2021 and 2022." Please clarify whether there were any defaults or breaches of financial covenants.
Business, page 63

20. We note your risk factor disclosure on page 10 regarding the company's recent "increased difficulty in hiring sufficient permanent employees to support [its] operations." Please expand your human capital disclosure on page 90 to describe, if applicable, any measures that the company has taken to manage this recent difficulty. Refer to
Item 101(c)(2)(ii) of
         Regulation S-K.
21. Please expand your discussion of the Pay From Savings program. Clarify whether this program is operational and clarify whether such program involves a third party. If not, clarify how this is consistent with the statement on page 74 that "although we do not provide any financing or funding programs directly to our clients, we advise as to a range and structure of possible funding programs with unrelated third parties."
Management, page 96

22. We note your disclosure on page 104 regarding the contractual agreements of directors
         Peter Walder, Kevin Cox, Michael Lau, and Steven Paul Adams. Please file those agreements as exhibits to your registration statement if they are required in your home country or are otherwise publicly disclosed.
Principal and Selling Shareholders, page 105

23. We note that you have attributed beneficial ownership of Moonglade Investment Limited based upon the percentages of ownership of that company. Please revise to attribute to each person with dispositive voting control of Moonglade the entire amount of shares held by Moongladen Investment Limited, as required by Rule 13d-3 of the Exchange Act.
24.      You state that    [u]nless otherwise noted below, the address of each
person listed on the
         table is Franklyn House, Daux Road, Billingshurst, West Sussex RH149SJ United
         Kingdom.    You also that some of your holders may be located
elsewhere, such as
         Moonglade Investment Limited and Sky Shadow Limited, which you state are organized under the laws of the British Virgin Islands. Please disclose the address of each person or entity offering to sell shares. Please also disclose the percentage and number of record
 Kevin Cox
Energys Group Ltd
May 22, 2023
Page 5
      holders of the company   s ordinary shares that are residents of the
United States. See Part
      I, Items 7.A.2 and 9.D.1 of Form 20-F and Item 4(a) of Form F-1.
Certain Cayman Islands Considerations, page 110

25. Please reconcile your statement here that you "currently intend to comply with the NYSE
      American Company Guide in lieu of following home country practice after the closing of this offering" with your statement on page 8 that "[f]ollowing this offering, [you] will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American."
Exhibits

26. We note that your exhibit list contains placeholders for various documents to be filed as
      "form of" documents. Please confirm that you will be filing final, executed versions of your exhibits prior to effectiveness. Refer to Item 601 of Regulation
S-K.
27. Please file the consents of the director nominees identified on page 96, as required by
      Rule 438 of Regulation C.
Resale Prospectus, page Alt-1

28. Please reconcile the statement that "[a]ny shares sold by the Minority Shareholders pursuant to this prospectus until our Ordinary Shares are listed or quoted on an established public trading market will take place at US$[], which is the public offering price of the
      Ordinary Shares we are selling in our initial public offering" with the statement that "[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the NYSE American."
       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Cox
                                                            Division of
Corporation Finance
Comapany NameEnergys Group Ltd
                                                            Office of Real
Estate & Construction
May 22, 2023 Page 5
cc:       Celia Velletri
FirstName LastName